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                                                                 Exhibit 4.3

                              [DEPRENYL LOGO]


                                                     [LETTERHEAD]



CONFIDENTIAL
DELIVERED BY FAX AND MAIL

December 22, 1999

Mr. Robert W. Mullen
Vice President Business Development
Pfizer Animal Health
235 East 42nd Street
New York, NY 10017-5755

Dear Bob:

RE: ANIPRYL-Registered Trademark-

In November 1997, Pfizer, Inc. ("Pfizer"), Deprenyl Animal Health, Inc. ("DAHI") and Draxis Health Inc. ("Draxis") entered into a Master Agreement, a License Agreement, a Research Agreement and a Manufacturing Agreement for each of the US and Canada and the rest of the world (collectively, the "Pfizer Agreements"). Terms capitalized herein and not otherwise defined shall have the meanings attributed thereto in the Pfizer Agreements.





                                    *




       10841 West 87th Street, Suite 400, Overland Park, Kansas 66214

Telephone: (913) 338-2120                              Facsimile: (913) 338-1051


* Material has been omitted and filed separately with the Securities and Exchange Commission

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                                    - 2 -


                                     *


Pfizer and DAHI hereby agree to the following and, as required, the Master Agreement is hereby amended:

1. Section 3 of the Master Agreement is hereby amended to delete, in respect of Cushings Disease and Cognitive Dysfunction, milestones in respect of each of the United Kingdom, France and Germany, amounting to $9 million in total with no further application of such unpaid milestones to other Major Countries pursuant to Section 8(i) of the Master Agreement. For greater certainty, pursuant to Section 8(i) of the Master Agreement, Pfizer is not obligated to launch Anipryl-Registered Trademark- in Europe and reserves the right to decide on the feasibility of launching Anipryl-Registered Trademark- on a country by country basis if and when a Registration is obtained. In the event that Pfizer determines not to launch Anipryl-Registered Trademark- in any such country, it shall surrender such Registration and rights shall be reassigned to DAHI in accordance with Sections 8(I) and 8(j) of the Master Agreement. Where Pfizer does decide to launch Anipryl-Registered Trademark-, royalties on sales of Anipryl-Registered Trademark- in Europe shall be paid in accordance with Section 3 of the License Agreement;

2. In the event that DAHI does not submit the regulatory dossier to the FDA in connection * within 6 months of completion of the statistical report referred to in paragraph 4(b) below, or such later date as may be reasonable in the circumstances, or having so submitted the dossier it is rejected by FDA, DAHI shall enter into the agreements with Pfizer and * provided * is in agreement at that time, on substantially the terms and conditions contained in the * with such amendments as may be necessary or desirable to exclude rights to the * in Europe and to delete milestones of US$3 million which would have been owing to DAHI in respect of the * provided that, other than the outcome of the ILE trial, there have been no material intervening developments affecting DAHI's and Pfizer's business rationale for entering into the *

3.    Pfizer shall provide an additional US$244,000 of funding to  *

4. Subject to extensions which may be agreed to by DAHI, acting reasonably, due to unexpected difficulties or factors outside Pfizer's control, and subject to DAHI's agreement as to content, acting reasonably, Pfizer shall for the benefit of, and under the supervision of DAHI:

      (a) Return to DAHI the print outs of data entered by Pfizer on behalf of DAHI on * within two weeks of any request (or such later date as may be reasonable under the circumstances) therefor by DAHI, provided that the raw data has been submitted to DAHI at least two weeks in advance.

      (b)     Complete the statistical analysis and the Quality Assurance
              audit on  *    *  together with the statistical report, no
              later than eight (8) weeks (or such later date as may be reasonable under the circumstances) after the locking of the electronic database, such timeline to commence when the


* Material has been omitted and filed separately with the Securities and Exchange Commission

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                                     - 3 -

              Anipryl-Registered Trademark- Research Committee agrees that all data have been entered, verified and locked with all queries resolved, all original data in-house and all study files in order;

      (c) Review and provide comments on the DAHI-authored Sponsor's report, including auditing of the Sponsor's report, no later than one month (or such later date as may be reasonable under the circumstances) after receipt of the draft report;

      (d) Draft a summary module to accompany the US regulatory filing, to be completed no later than two weeks (or such later date as may be reasonable under the circumstances) after the finalization of the Sponsor's report, subject to review and approval by DAHI.

      (e) Assemble the US regulatory dossier, including the summary module, within 30 days (or such later date as may be reasonable under the circumstances) of finalization of the Sponsor's report; and

      (f) Provide to DAHI within 7 days (or such later date as may be reasonable under the circumstances) of completion of each item an electronic copy of the database and the completed dossier, including summary module, in a PC SAS format.

5. Each of DAHI and Pfizer will be responsible for its own internal costs and DAHI shall be responsible for any regulatory fees payable in respect of filing * regulatory dossier in all countries, other than Japan where Pfizer shall be responsible for such expenses pursuant to
      Section 8(b) of the Master Agreement;

6. Pfizer shall be entitled to participate in the registration process with the FDA and the HPB with DAHI in respect of the ILE indication for Anipryl-Registered Trademark- as described in Section 8(c) of the Master Agreement;

7. Upon execution of this letter, Pfizer shall provide to DAHI a hard copy and, if available, an electronic copy, of the following:

      (a) Available long term stability data for batches of Anipryl-Registered Trademark- manufactured by Mikart;

      (b) for batches of Anipryl-Registered Trademark- manufactured by Pfizer using bulk from Chinoin:

              (i)     Manufacturing batch records;
              (ii)    Certificates of analysis; and
              (iii)   Available results on any long term stability studies.

      (c) Certificates of Analysis for commercial batches of Anipryl-Registered Trademark- released by Pfizer and any available long term stability studies conducted by Pfizer on such batches.


      for DAHI's use in applications for foreign registrations of Anipryl-Registered Trademark-. At DAHI's request, Pfizer shall also authorize, in writing, such regulatory authorities as may be designated by DAHI to refer to the foregoing information for purposes only of


* Material has been omitted and filed separately with the Securities and Exchange Commission

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                                     - 4 -

      completing foreign registrations of Anipryl-Registered Trademark- and DAHI shall be entitled to designate Pfizer as an Anipryl-Registered Trademark- manufacturing site.

8.    All other terms of the Pfizer Agreements are ratified and confirmed.


Yours very truly,


DEPRENYL ANIMAL HEALTH, INC.           DRAXIS HEALTH INC.


Per:  /s/ Jacqueline Le Saux           Per:  /s/ Jacqueline Le Saux
    ----------------------------           -----------------------------
     Jacqueline H. R. Le Saux,             Jacqueline H. R. Le Saux,
     President                             Senior Vice President, Secretary and
                                           Chief Development Officer


The foregoing is acknowledged and agreed to:


PFIZER INC.


Per: /s/ Robert W. Mullen
    ----------------------------
    Robert W. Mullen
    Vice President Business Development


JHRLS/II

c.  Stuart Meikle
    Martin Barkin